SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces Commercial Agreement with

Passaredo Linhas Aéreas

GOL adds six cities to its route network with

Passaredo’s routes, which will be available in its sale channels

São Paulo, December 21, 2010 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL), (S&P/Fitch: BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, has signed a commercial agreement to sell, in all its sales channels, tickets of  Passaredo Linhas Aéreas, a Brazilian domestic airline that recorded growth of 130.89% last year.

Passaredo currently operates 103 flights to 20 destinations in Brazil. As a result of the agreement, GOL will add the cities of Marília, Ribeirão Preto, São José de Rio Preto (São Paulo), Barreiras, Vitória da Conquista (Bahia) and Ji-Paraná (Rondônia) to its route network. GOL, operating through Passaredo, also offers eight new direct flights, including Porto Alegre (Rio Grande do Sul) to Goiânia (Goiás) and Uberlândia (Minas Gerais) to Rio de Janeiro (Santos Dumont Airport).

GOL passengers connecting with Passaredo flights will only need to check-in once and their baggage will go directly to the final destination.

Based in Ribeirão Preto, Passaredo Linhas Aéreas began operations in 1995. Its fleet currently comprises 15 aircraft – five Embraer EMB-120s and ten Embraer ERJ-145 jets, with a capacity for 30 and 50 passengers, respectively. By July 2011, however, it will be operating 23 aircraft, with the addition of eight already contracted ERJ-145s.

“This is a strategic agreement for GOL because Passaredo is a well-known regional airline which will add important destinations to our route network, improving our penetration and offering our passengers new direct flight options”, declared Cláudia Pagnano, GOL’s Market Vice-President.

The routes will be handled by all GOL’s sales channels, available for purchase up to the day before the flight. The agreement does not include the accumulation of SMILES mileage on Passaredo flights.

For Captain Felício, the CEO of Passaredo Linhas Aéreas, the company is assuming a strategic position in the market. “GOL is an excellent partner. We believe in a strong regional aviation market, where we will be operating with penetration for one of the leading airlines in Latin America. This is the system they use in North America and Europe”, he concluded.

About Passaredo Linhas Aéreas

Passaredo has expanded more than any other airline in Brazil since 2004, recording annual growth of close to 100%, and currently operates 103 daily flights to 20 cities in 10 Brazilian states. It focuses on flights carrying up to 50 passengers, operating on medium-potential routes with high-tech aircraft, high fuel consumption efficiency and low-cost maintenance. Its aircraft are manufactured by Embraer and there are more than 1,200 units operating worldwide. Passaredo puts great emphasis on top-class customer service, prioritizing comfort, safety, efficiency and punctuality. Given its intention of maintaining its regional identity, the partnership with GOL will complement its operations, allowing it to offer a wider range of destinations to its clients.

Contact

Investor Relations
Leonardo Pereira –CFO
Rodrigo  Alves – Capital Markets Officer
Raquel Kim – Investor Relations
Mario Liao – Investor Relations
Phone.: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website:www.voegol.com.br/ir
Twitter: www.twitter.com/GOLinvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail: comcorp@golnaweb.com.br
Twitter: www.twitter.com/GOLcomunicacao

Media Relations
Edelman (USA and Europe):
Meaghan Smith and Robby Corrado
Phone.: +1 (212) 704-8196 / 704-4590
E-mail: meaghan.smith@edelman.com
or robert.corrado@edelman.com

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), (S&P/Fitch: BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, offers more than 900 daily flights to 59 destinations that connect all the important cities in Brazil and 14 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VoeFácil brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.